April 24, 2015	Direct Phone Number: (214) 651-5587
Direct Fax Number: (214) 200-0674
Scott.Wallace@haynesboone.com

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Preliminary Proxy Statement on Schedule 14A filed by EXCO Resources, Inc.

(the “Company”) (Commission File No. 001-32743)

Ladies and Gentlemen:

Pursuant to the provisions of Regulation 14A of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended (the “1934 Act”), please find enclosed for filing on behalf of the Company, preliminary copies of a letter to shareholders, a Notice of Annual Meeting of Shareholders, a proxy statement (herein so called) and a form of proxy, all to be furnished to the holders of common shares of the Company in connection with the Company’s 2015 Annual Meeting of Shareholders (the “Annual Meeting”).

At the Annual Meeting, the holders of the Company’s common shares as of the record date will be asked to consider and vote on the following proposals:

•	The election of six directors to the Company’s Board of Directors;

•	The approval, for purposes of Section 312.03 of the New York Stock Exchange Listed Company Manual, of the issuance of warrants and shares of common stock issuable upon the exercise of warrants, pursuant to the terms and conditions of the services and investment agreement, dated as of March 31, 2015, by and between the Company and Energy Strategic Advisory Services LLC (“ESAS”);

•	the approval of an amendment to the Company’s Third Amended and Restated Articles of Incorporation, as amended, to increase the authorized number of shares of the Company’s common stock to 780,000,000 and make other amendments to conform with the requirements of the Texas Business Organizations Code;

•	the approval of an amendment to the Company’s Third Amended and Restated Articles of Incorporation, as amended, to include a waiver of the duty of directors to present corporate opportunities to the Company;

•	the advisory vote to approve executive compensation; and

•	the ratification of the appointment of KPMG LLP as our independent registered public accounting firm.

Securities and Exchange Commission

April 24, 2015

In addition, the Company’s shareholders may be asked to vote upon such other business as may arise that can properly be conducted at the Annual Meeting.

The enclosed proxy materials constitute “preliminary copies” within the meaning of Rule 14a-6(a) promulgated under the 1934 Act.

Should any member of the staff of the Commission have any questions concerning the enclosed material or desire further information or clarification in connection therewith, such person should contact the undersigned at (214) 651-5587 or scott.wallace@haynesboone.com.

Very truly yours,

/s/ W. Scott Wallace

W. Scott Wallace
Haynes and Boone, LLP

Enclosures